Exhibit 14.1

Adopted March 24, 2003
Amended June 25, 2012

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS
Preface

As used in this Code, the term “Senior Financial Officers” means the Company's Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Internal Audit Director and any other person performing the duties of such officials.
Senior Financial Officers hold an important role in corporate governance. The Senior Financial Officers have the responsibility and authority to accurately compile and report the financial condition and results of operations of the Company in accordance with Generally Accepted Accounting Practices (GAAP) and a high standard of ethics. Senior Financial Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company's financial organization, and by demonstrating the following:

I.	Honest and Ethical Conduct

Senior Financial Officers will exhibit and promote high standards of honest and ethical conduct through the establishment and operation of policies and procedures that:

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Encourage and reward professional integrity in the Company's financial organization, by eliminating inhibitions and barriers to responsible behavior such as coercion, fear of reprisal, or alienation from the financial organization or the Company itself.

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Prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interest of the Company and what could result in material personal gain for a member of the Company's financial organization, including Senior Financial Officers.

▪	Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

▪	Demonstrate their personal support for such policies and procedures through communication reinforcing these ethical standards throughout the Company's finance organization.

II.	Financial Records and Periodic Reports

Senior Financial Officers will establish and manage the Company's transaction and reporting systems and procedures to ensure that:

▪	Business transactions are properly authorized and recorded on the Company's books and records in accordance with GAAP and established company financial policies.

▪	The retention or proper disposal of Company records is in accordance with established Company financial policies and applicable legal and regulatory requirements.

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Periodic financial communications and other documents reports filed with, or submitted to, the U.S. Securities and Exchange Commission, and other public communications by the Company, are delivered in a manner that facilitates full, fair, accurate, timely and understandable disclosure so that readers and users can reasonably quickly and accurately determine their significance and consequences.

Exhibit 14.1

III.	Compliance with Applicable Laws, Rules and Regulations

Senior Financial Officers will establish and maintain mechanisms to:

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Educate members of the Company's finance organization about federal, state or local statutes, regulations and administrative rules that affects the operation of the finance organization and the Company generally.

▪	Monitor the compliance of the Company' finance organization with applicable federal, state or local statutes, regulations and administrative rules.

▪	Identify, report and correct promptly any detected deviations from applicable federal, state or local statutes, regulations and administrative rules.

Complaints that allege possible violations of this Code of Ethics for Senior Financial Officers should be reported to the persons, and in the manner, specified in the Company's Policy and Procedures for Addressing Complaints Alleging Misconduct or Violation of Law or Policy.

The Board of Directors or Audit Committee of the Board of the Company must approve any waiver of this Code.

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